December 8, 2004


Via Facsimile (616) 752-2500 and U.S. Mail

Mark E. Spitzley, Esq.
Warner Norcross & Judd, LLP
900 Fifth Third Center
111 Lyon Street, NW
Grand Rapids, MI  49503-2487

RE:	Sturgis Bancorp, Inc.
      Revised Schedule 13E-3; file no. 5-78116
      Revised Schedule 14A; file no. 0-49613
      Filed November 24, 2004

Dear Mr. Spitzley:

      We have the following comments on the above-referenced filings. Page numbers refer to the revised blacklined copy of the filings.

Schedule 14A

Reasons for the Merger, page 6

1. Revise the disclosure here and under "Termination of Exchange
Act Registration" on page 34 to elaborate on the bases underlying the estimated increases in costs relating to your reporting obligations. Specifically, describe the feedback provided by the Company`s accountants and internal management regarding costs. Also identify the components of the estimated $143,000 one-time expenses mentioned in the second paragraph. See prior comment 1.

Background of the Merger Proposal, page 8

2. Provide more detailed information about the substance of the discussions that took place between Plante & Moran, the board and the audit committee on March 15, 2004. For example, explain what Plante & Moran said about the level of management time necessary for compliance with Section 404, the extent of the increase in its fee related to Section 404 and the benefits of remaining public versus the cost of compliance. Similarly revise to provide more expansive disclosure of the substance of Crowe Chizek`s presentation on the process and costs of complying with Section 404 and the implications of going private.

3. Quantify Mr. Hoggatt`s estimate of costs for compliance with
Section 404 appearing on page 10.

4. File Donnelly Pennman`s valuation report of the fair market value of the company`s common stock as of June 30, 2004 as an exhibit to the Schedule 13E-3 in accordance with Item 9 of Schedule 13E-3 and
Item 1016(c) of Regulation M-A.  See prior comment 7.

Opinion of Financial Advisor, page 18

5. We note the inclusion of Donnelly Pennman`s financial forecast from September 20, 2004 to December 31, 2008 in response to prior comment 15. Also revise to disclose any projections that management provided to Donnelly Penman, such as the company`s 2004 through 2006 forecast as referenced on page 19.

6. Please revise the discussion of the discounted cash flow analysis to disclose the basis for the assumption that the company would increase dividend payments by 10% per year.

Information about Sturgis and its Affiliates, page 42

7. For purposes of Item 8 of Schedule 13E-3 and 1014 of Regulation
M-A, SB Merger Company must make its own fairness determination and state whether or not the transaction is substantively and procedurally fair to unaffiliated shareholders, including both those who will receive cash and those who will retain their shares after the merger. For purposes of its fairness determination, SB Merger Company may not simply reference the board`s conclusion. However, it may specifically adopt the board`s analyses and conclusions underlying its fairness determination to the extent it is relying on them. Please refer to prior comment 9 and revise accordingly.

Stock Repurchases, page 47

8. We have reviewed your response to prior comment 22, including your assertion that the purpose of the recent purchases was for reasons other than to reduce the number of record holders. We also note, however, that the company publicly announced a stock repurchase program on March 19, 2004, just four days after the "extensive discussion" about going private among Plante & Moran, the board and the audit committee on March 15, 2004. In the absence of an intent of producing or facilitating the production of any of the effects specified in Rule 13e-3(a)(3)(ii), we believe that the determination of whether the transaction is reasonably likely to produce any of the requisite effects must be based in part upon consideration of "past, current and planned" transactions. See Question & Answer No. 4 of Exchange Act Release No. 34-17719. Please provide us with further analysis for why the stock repurchases that took place since the announcement in March 19, 2004 were not the first steps in a series of transactions having a "going private effect" within the meaning of Rule 13e-3(a)(3)(ii).

Proxy card

9. We note the addition of the third proposal in response to our prior comment 24. Revise the proposal to specifically state that the purpose of the postponement or adjournment is to solicit additional proxies.

Closing Information

      As appropriate, please revise the proxy materials and
Schedule 13E-3 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. You should include a letter responding to each comment, noting the location of the change in the revised material. If you believe a comment raised in this letter is inappropriate or feel that no change is required, indicate your position and the basis for that position in your response letter. In the absence of such response, we assume you will comply with staff comments. We may have additional comments based upon our receipt of the revised materials and your response to our comments.

      Direct any questions to me at (202) 942-1797. You may also contact me via facsimile at (202) 942-9638. Please send all correspondence to us at the following ZIP code: 20549-0303.


								Sincerely,


								Michele M. Anderson
								Special Counsel
								Office of Mergers and
								Acquisitions